September 18, 2006

Mr. Jeffrey Shady

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	American Business Holdings Inc.

Amendment No. 2 to Registration Statement on Form SB-2

File No. 333-132429

Filed on August 11, 2006

Dear Mr. Shady:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated August 31, 2006 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

General

1.

We refer to your revisions in response to prior comment 1. We continue to note your statement on pages 12 and 13 that you are “the principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo.” Please provide us with support for these statements or delete them.

ANSWER: The registration statement has been amended to disclose that the Company is “a manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo.”

Risk Factors, page 2

We must comply with numerous environmental, health and safety laws and regulations..., page 3

2.

We note your response to prior comment 4 that the registration statement has been revised to state that Tissakin complies with all Congolese Government regulations concerning health and safety laws. We continue to believe that you should discuss the nature of the environmental, health and. safety laws and regulations that you are subject to and how they may differ from United States laws and regulations in these areas. For example, please discuss the liability structure that the DRC imposes on companies with respect to alleged contamination of sites they own.

ANSWER: The Registration Statement has been revised to expand on the health and safety laws and regulations in the Democratic Republic of Congo.

Management Discussion and Analysis, page 13

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 Total Expenses, page 15

3.

We note that you have revised your disclosure to separately address changes in depreciation expense. However, your discussion of general and administrative expenses indicates that other general and administrative expenses have decreased when in fact non-depreciation general and administrative expenses have increased $25,370, or 154% year over year. Please revise your disclosure to explain this increase. Similarly, we note that for the three months ended March 31, 2006 you disclose that general and administrative expenses increased due to increased travel expenses. However, it appears that non-depreciation general and administrative expense actually decreased as compared to the prior quarter. Please revise this discrepancy as well.

ANSWER: The registration statement has been revised to further disclose the changes in non depreciation general and administrative expenses.

Report of Independent Registered Public Accounting Firm

4.	Please include the report of your independent registered public accountant related to the December 2005 and 2004 financial statements in accordance with Rule 2-02 of Regulation S-X.

ANSWER: The registration statement has been updated to include the report of the independent registered public accountant related to the December 2005 and 2004 financial statements in accordance with Rule 2-02 of Regulation S-X.

Financial Statements

5.	Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

ANSWER: The registration statement has been updated in accordance with Item 310 (g) of Regulation S-B.

Part II. Information Not Required in the Prospectus

Exhibit 23

6.

We note that the consent you filed with Amendment No. 2 to Form SB-2 granted permission to use the independent accountant’s report dated June 9, 2006 in Amendment No. 1 to Form SB-2. Please ensure that a current, signed consent is obtained from your auditor and is filed with each amendment.

ANSWER: The registration statement has been amended to include a current signed consent from the company’s auditor.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN